Exhibit 99.1

Date: 21 May 2003
Ref: PR298g

Iron ore price settlement

Hamersley Iron has today reached agreement with Japanese customers on prices for Hamersley fine, lump and Yandi iron ore deliveries for the contract year commencing
1 April, 2003.

The price of fine ore will increase by 9.00% to US cents 30.83 per dry long ton unit.
The price of lump ore will increase by 8.90% to US cents 39.35 per dry long ton unit.
The price of Yandi ore will increase by 9.00% to US cents 28.98 per dry long ton unit.
(See accompanying note).

A comparison with 2002 prices, in US cents per dry long ton unit, is as follows:

	FY02	FY03	% change

Fine ore	28.28	30.83	+9.00%
Lump ore	36.13	39.35	+8.90%
Lump premium	7.85	8.52
Yandi ore	26.58	28.98	+9.00%

Cont…/

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Notes:

•	Iron ore is predominantly traded on the world market under long term contract.
•	Contract years can differ from calendar years.
•	The global reference price settlement is expressed as a percentage increase or decrease from the previous year.
•	The reference price is usually established for fines ore first because this represents 60% of the traded market. Prices for lump and pellets are then usually determined as a premium to the fines ore price.
•	Once the annual percentage change is negotiated, Japanese iron ore prices are denominated in US cents per dry long ton unit, reflecting a common base per unit of iron content.
•	In 2002, Hamersley exported 68.5 million wet metric tonnes of ore.
•	Comparing prices is a somewhat complex process based on ‘iron units’ (not tonnes), often requiring lengthy conversions:
•	To determine the US$ price per tonne, the conversion is: US cents per dry long ton unit x Iron Content Iron content for Hamersley fine and lump ore is 64% and for HI Yandi 58%
•	‘Dry long ton unit’ is the imperial form of measurement – and can be converted to metric units and adjusted for moisture content of the ore when normally reporting tonnages;
•	To convert quantities from dry long tonnes to dry metric tonnes, multiply dry long tons by 1.016;
•	The moisture content of ores differs.

For further information, please contact:

LONDON	AUSTRALIA

Media Relations Lisa Cullimore Office: +44 (0) 20 7753 2305 Mobile: +44 (0) 7730 418 385	Media Relations Ian Head Office: +61 (0) 3 9283 3620 Mobile: +61 (0) 408 360 101

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Website: www.riotinto.com